# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Horizon Kinetics Holding Corp, CIK 0000088000
CUSIP: 439913104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 470 PARK AVE S., NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 08/01/2024
Filed by CIK 0002033370
Persons authorized to receive notices and communications: Jay Kesslen, 470 Park Avenue South, 8th Floor South, New York, New York (NY), 10016, 646-867-1176

## Reporting persons
- Horizon Common Inc (CIK 0002033370): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 8,216,437; shared voting power 0; sole dispositive power 8,216,437; shared dispositive power 0; aggregate amount beneficially owned 8,216,437 (44.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Horizon Kinetics Holding Corp
Address of issuer's principal executive offices: 470 PARK AVE S., NEW YORK, New York (NY), 10016

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Horizon Common, Inc. (HCI), a New York corporation.
Residence or business address: HCI maintains a principal business address of 470 Park Avenue South, New York, NY 10016.
Present principal occupation or employment: No HCI Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Criminal convictions in the last five years: No HCI Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: not applicable
Citizenship: New York

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 1, 2024, Horizon Kinetics Holding Corporation (the Company), formerly known as Scott's Liquid Gold-Inc., completed its previously announced merger in accordance with the terms and conditions of the Agreement and Plan of Merger, dated December 19, 2023, as amended by the First Amendment to the Agreement and Plan of Merger, dated May 10, 2024 (collectively, the Merger Agreement), by and among Scott's Liquid Gold-Inc., a Colorado corporation (Scott's), Horizon Kinetics LLC, a Delaware limited liability company (Horizon Kinetics), and HKNY One, LLC, a Delaware limited liability company and wholly owned subsidiary of Scott's (Merger Sub). In accordance with the Merger Agreement, Merger Sub merged with and into Horizon Kinetics, with Horizon Kinetics surviving the merger as a wholly-owned subsidiary of the Company (the Merger).

In connection with the Merger, the Company effected a reverse stock split of the Company's outstanding shares of common stock, par value $0.10 per share (the Common Stock) at a ratio of 1-for-20 (the Reverse Stock Split). One purpose of the Reverse Stock Split was to make available a sufficient number of shares of Common Stock for issuance as merger consideration to the members of Horizon Kinetics.

In the Merger, all of the ownership interests in Horizon Kinetics were converted into an aggregate of 17,984,253 shares of Common Stock (representing 96.5% of the shares of Common Stock outstanding immediately after the effective time of the Merger). These shares were issued to the members of Horizon Kinetics, which includes HCI. As a result, HCI received 8,214,337 shares, all of which are currently unavailable for trading.

## Item 4. Purpose of Transaction
Purpose of transaction: 2,100 Shares were acquired for investment purposes, and 8,214,337 shares were received in connection with the Merger. HCI may purchase additional shares for the same purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Percentages of the shares reported are based on 8,214,337 Common Shares outstanding as of August 1, 2024.
As of the close of business on August 1, 2024, HCI beneficially owned 8,216,437 Shares.
Percentage: Approximately 44.10%
Number of shares as to which each person has sole or shared power to vote or dispose: 8,216,437
Transactions in the class effected during the past sixty days: HCI effected no transactions in the past 60 days in the class of securities reported on except as described in Item 4.
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: not applicable

## Signatures
- Horizon Common Inc: /s/Jay Kesslen, Jay Kesslen, General Counsel of Horizon Common, Inc. (08/09/2024)